THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G
AMENDMENT PREVIOUSLY FILED WITH THE SEC ON
FEBRUARY 14, 1994.


                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             Schedule 13G

              Under the Securities Exchange Act of 1934

                          (Amendment No. 1)

                           Advo Systems, Inc.
                            (Name of Issuer)

                                Common
                     (Title of Class of Securities)

                               007585 10 2
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following page(s))

CUSIP No. 007585 10 2
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     RCM Capital Management   94-3004386
     RCM Limited L.P.         94-3004387
     RCM General Corporation  94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF SHARES BENEFICALLY OWNED BY EACH
REPORTING PERSON WITH:

5 SOLE VOTING POWER             880,450
6 SHARED VOTING POWER              -0-
7 SOLE DISPOSITIVE POWER      1,070,350
8 SHARED DISPOSITIVE POWER         -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

     1,070,350

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.97

12
TYPE OF REPORTING PERSON*

     IA, HC, HC

Item 1(a) Name of Issuer:

     Advo Systems, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     1 Univac Lane, P.O. Box 755
     Windsor, Connecticut  06095

Item 2(a) Name of Person Filing:

     RCM Capital Management
     RCM Limited L.P.
     RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none,
Residence:

     Four Embarcadero Center, Suite 2900
     San Francisco, California  94111

Item 2(c) Citizenship:

     RCM Capital Management - California limited partnership
     RCM Limited L.P. - California limited partnership
     RCM General Corporation - California corporation

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     007585 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


     (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940.

Item 4.   Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person.

     Not Applicable.

Item 7.   Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.   Identification and Classification of Members of the
Group.

     Not Applicable.

Item 9.   Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By   /s/ G. Thomas Mortensen
G. Thomas Mortensen
Principal and Chief Financial Officer



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCM CAPITAL MANAGEMENT
By   /s/ G. Thomas Mortensen            February 10, 1994
     G. Thomas Mortensen
     Principal and Chief Financial Officer

RCM LIMITED L.P.

By   /s/ Michael J. Apatoff             February 10, 1994
     Michael J. Apatoff
     Chief Operating Officer


RCM GENERAL CORPORATION

By   /s/ Claude N. Rosenberg, Jr.       February 10, 1994
     Claude N. Rosenberg, Jr.
     Chairman

EXHIBIT A

RCM Capital Management ("RCM Capital") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

RCM Limited L.P. ("RCM Limited") is the General
Partner of RCM Capital. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 (the
"Act"). RCM Limited has beneficial ownership of the securities reported on this
Schedule 13G only to the extent that RCM
Limited may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM General Corporation ("RCM General") is the
General Partner of RCM Limited, the General
Partner of RCM Capital. RCM General has filed this Schedule 13G pursuant to Rule
13d-1(b)(ii)(G) under the Act. RCM General has beneficial ownership of the securities reported on this Schedule 13G only to the extent
RCM General may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM Capital, RCM Limited, and RCM General have agreed to file a joint statement on
Schedule 13G under the Act in connection with the common stock of Advo Systems, Inc.

RCM Capital, RCM Limited, and RCM General are responsible for the timely filing of
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information concerning any other.

RCM CAPITAL MANAGEMENT

By   /s/ G. Thomas Mortensen            February 10, 1994
     G. Thomas Mortensen
     Principal and Chief Financial Officer


RCM LIMITED L.P.

By   /s/ Michael J. Apatoff             February 10, 1994
     Michael J. Apatoff
     Chief Operating Officer


RCM GENERAL CORPORATION

By   /s/ Claude N. Rosenberg, Jr.       February 10, 1994
     Claude N. Rosenberg, Jr.
     Chairman